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AGENCY CONTACT:                                        COMPANY CONTACT:
  Neil Berkman                                          Jeff Bloomer
  Berkman Associates                                    Executive VP & CFO
  (310) 277-5162                                        (316) 522-4981, ext. 345
  info@berkmanassociates.com                            www.ifrsys.com
  --------------------------                            ---------------

  FOR IMMEDIATE RELEASE
  ---------------------

            IFR SYSTEMS, INC. TO SELL ITS OPTICAL TEST & MEASUREMENT
               DIVISION TO A COMPANY IN THE GN GREAT NORDIC GROUP

         Wichita, Kansas, June 29, 1999 . . . IFR SYSTEMS, INC.
(NASDAQ/NMS:IFRS) announced today that it has signed an agreement to sell its Optical Test & Measurement (OTM) Division to GN Nettest, a Company in the GN Great Nordic Group, Copenhagen, Denmark, for approximately $43 million in cash.

         President and Chief Operating Officer Iain Robertson said, "By significantly reducing the Company's debt, this transaction will allow IFR to focus on longer-term growth opportunities in the electronic test and measurement market, primarily in the expanding wireless communications segment. By helping to restore IFR's financial flexibility, it also positions the Company to benefit from the opportunities presented by the continuing change in the test and measurement marketplace."

         The Company said that it will record a net of tax gain from the transaction of approximately $12 million in the quarter ending September 30, 1999.

         The agreement to sell the OTM Division is conditioned upon U.S. anti trust authorities' approval of the acquisition. IFR expects the necessary approval by mid-July 1999.

         IFR recently changed its fiscal year to March 31 from June 30. For the nine month "stub" fiscal year ended March 31, 1999, IFR reported revenue of $129.5 million, including revenue from its OTM Division of $23.4 million and revenue from its Electronic Test & Measurement Division of $106.1 million.

ABOUT IFR SYSTEMS

         IFR Systems, Inc. is a leading designer and manufacturer of electronic test instruments for wireless communications, avionics and general test and measurement applications.

ABOUT GN NETTEST

         GN Nettest is part of the GN Great Nordic Group. GN Nettest develops, manufactures and markets test equipment and systems for testing and monitoring tele/datacoms and fiber optic communications networks. The GN Nettest group comprises the Telecom Division, with headquarters in Bronby, Copenhagen, Denmark; the Datacom Division with headquarters in Toronto, Canada; and the Fiber Optic Division with headquarters in Utica, New York.

IN CONJUNCTION WITH THE PROVISIONS OF THE NEW "SAFE HARBOR" SECTION OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, THIS PRESS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS PERTAINING TO FUTURE ANTICIPATED PROJECTED PLANS, PERFORMANCE AND DEVELOPMENTS, AS WELL AS OTHER STATEMENTS RELATING TO FUTURE OPERATIONS. ALL SUCH FORWARD-LOOKING STATEMENTS ARE NECESSARILY ONLY ESTIMATES OF FUTURE RESULTS AND THERE CAN BE NO ASSURANCE THAT ACTUAL RESULTS WILL NOT MATERIALLY DIFFER FROM EXPECTATIONS. FURTHER INFORMATION ON POTENTIAL FACTORS WHICH COULD AFFECT IFR SYSTEMS, INC. IS INCLUDED IN THE COMPANY'S FORM 10Q AND FORM 10K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.


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